

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 9, 2017

Via E-Mail
Jason Emala
Rodin Income Trust, Inc.
110 E. 59th Street
New York, NY 10022

     Re: Rodin Income Trust, Inc.
            Amendment No. 3 to
            Draft Registration Statement on Form S-11
            Submitted May 15, 2017
            CIK No. 0001664780

Dear Mr. Emala:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Management

Certain Prior Experience

Resolution Recovery Partners, L.P, page 76

2. Please revise to balance your disclosure with a discussion of any material historical adverse business developments that RRP has experienced. Please also revise your disclosure to state the size of RRP.

Conflicts of Interest

Charter Provisions and Other Policies Relating to Conflicts of Interest

Allocation of Investment Opportunities, page 93

3. We note that the investment allocation policy described on page 93 is applicable to future public and private entities sponsored by your sponsor. We also note that your sponsor appears to be the same entity that is the sponsor for Rodin Global Property Trust, Inc. Please disclose, if true, that the allocation policy described on page 93 is also applicable to Rodin Global Property Trust, Inc. or add disclosure describing how investment opportunities will be allocated between your company and Rodin Global Property Trust, Inc.

Net Asset Value Calculation and Valuation Procedures

Independent Valuation Firm, page 115

4. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Joseph A. Herz, Esq.
       Greenberg Traurig, LLP